Axos Financial, Inc. Investor Presentation

May 4, 2026

NYSE: AX





Safe Harbor

This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, tariffs, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2025, Form 10-Q for the quarter ended



March 31, 2026 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.



Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth



Investment Thesis

› Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments

› Asset-based lending at low loan-to-values has resulted in low historical credit losses

› Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

› Structural cost advantage vs. traditional banks

› New business initiatives generate incremental growth

› Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth

› Technology synergies among divisions reduce overall client acquisition and servicing costs



Diversified Sources of Lending, Deposits and Fee Income

	Consumer Banking	Commercial Banking	Securities
Lending	› Auto Lending › Single-Family Mortgages › Personal Unsecured	› Asset-Based Lending › C&I Lending › Commercial Real Estate Specialty Lending › Equipment Finance › Fund Finance › Lender Finance › Multifamily	› Margin Lending › Securities Lending › SBLOCs
Deposits	› Checking › Savings › Money Market › CDs › Bundled Products	› Cash and Treasury Management › HOA › Axos Fiduciary Services › Business Management › Payment Processing	› Cash Sweeps › Money Market
Fee Income	› Mortgage Banking	› Banking Fees › FX › Prepayment Fees › Operating Lease Income › Unused Line of Credit Fees	› Clearing Fees › Custody Fees › Mutual Fund/ETF Fees › Commissions › Investment Management Fees
Technology	› Universal Digital Bank	› ACE (Cash and TM) › Zenith (Business Management) › Unity (Fiduciary Services)	› Liberty › Axos Professional Workstation (APW)



Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	1.79%	0.72%	93%
Return on Equity	17.54%	6.73%	93%
NIE/Avg Assets	2.13%	2.43%	33%
Net Interest Income	4.76%	2.88%	96%
Efficiency Ratio	43.00%	71.17%	6%

The 93% on ROE means that the Bank outperformed 93% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of December 31, 2025 data retrieved April 23, 2026.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended December 31, 2025



Consolidated Fiscal Third Quarter 2026 Highlights Compared with Fiscal Third Quarter 2025



Asset Growth

$ Millions

23,981 → 22% → 29,249

Q3 2025 | Q3 2026



Deposit Growth

$ Millions

20,137 → 11% → 22,388

Q3 2025 | Q3 2026



Net Income

$ Millions

105.2 → 19% → 124.7

Q3 2025 | Q3 2026



Diluted EPS

$ Diluted EPS

1.81 → 19% → 2.15

Q3 2025 | Q3 2026

Return on Equity = 16.26%
Return on Assets = 1.77%



Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)



$ Per Share

20.0% CAGR

2020	2021	2022	2023	2024[1]	2025
2.98	3.56	3.97	5.07	7.66	7.43

Book Value Per Share (FY)



$ Per Share

18.2% CAGR

2020	2021	2022	2023	2024	2025
20.56	23.62	27.48	32.53	40.26	47.46

Note 1: The year ended June 30, 2024, included a one-time pre-tax gain of approximately $92.4 million, or $1.11 per diluted common share, related to the FDIC Loan Purchase



Resilient Net Interest Margin Through a Variety of Interest Rate Cycles

NIM values (orange):
- 2021: 3.92%
- 2022: 4.13%
- 2023: 4.35%
- 2024: 4.62%
- 2025: 4.90%
- Q3 2026 YTD: 4.76%

Effective Fed Funds Rate values (dark blue):
- 2021: 0.08%
- 2022: 0.26%
- 2023: 5.08%
- 2024: 5.33%
- 2025: 4.33%
- Q3 2026 YTD: 3.64%

Legend: NIM — Effective Fed Funds Rate



Loan Growth by Category

		$ Millions		
		Q3 FY26	Q2 FY26	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,784	$ 3,751	$ 33
	SF Warehouse Lending	921	1,044	(123)
Multifamily & Commercial Mortgage	Multifamily	1,437	1,469	(32)
	Small Balance Commercial	1,037	1,029	8
Commercial Real Estate	CRE Specialty	7,235	7,061	174
	Lender Finance RE	1,488	1,342	146
Commercial & Industrial Non-RE	Lender Finance Non-RE	2,246	2,401	(155)
	Asset-Based and Cash Flow Lending	2,920	2,817	103
	Equipment Lending and Leasing	1,661	1,598	63
	Capital Call Facilities	2,125	1,688	437
Auto & Consumer	Auto	538	507	31
	Unsecured/OD	79	69	10
		$ 25,471	$ 24,776	$ 695

Loans



Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets

Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans

Example of Credit Tools

- › Board of Directors
- › Annual Strategic Plan
- › Corporate Governance
- › Policies & Approval Authorities

ncino

CoStar GROUP

RIMS exactbid

LERETA

Microsoft SQL Server

LERETA

Note: Credit tools list is a sampling and is not purported to be comprehensive.



Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)

			2.3	17.9
			38.8	346.7
15.6	(20.9)	1.8		
327.0				

Categories (x-axis):
- December 31, 2025 — ACL + UCL
- Gross Charge-offs
- Gross Recoveries
- Provision for Credit Losses
- March 31, 2026 — ACL + UCL

Legend: ■ ACL ■ UCL



Commercial Real Estate Specialty[1] Detail as of March 31, 2026

59% of total Commercial Real Estate Specialty balance at March 31, 2026 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 41%. Below is a breakdown of the stage of the properties underlying the CRES loans:

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 3,337	40 %
Bridge	2,872	49
Stabilized	895	61
Pre-development	131	48
Total $	7,235	46 %

Note 1: Includes Commercial Real Estate Specialty loan portfolio only



Diversified Deposit Gathering

Approximately 85% of deposits are FDIC-insured or collateralized

› Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
› Software allows servicing of SEC receivers and non-chapter 7 cases

› HOA and property management
› Business management and entertainment
› Title and escrow companies
› 1031 exchange firms

› Broker-dealer client cash
› Broker-dealer reserve accounts

Fiduciary Services $1.1B

Consumer Direct $10.8B

Specialty Deposits $3.2B

Total Deposits: $22.4B

Distribution Partners $0.3B

Axos Securities[1] $1.1B

Commercial & Treasury Management $5.0B

Small Business Banking $0.9B

› Full service digital banking, wealth management, and securities trading

› White-label banking

› Business banking with simple suite of cash management services

› Full service treasury/cash management
› Team enhancements and geographic expansion
› Bank and securities cross-sell

Deposit balances as of March 31, 2026
Note 1: Excludes approximately $450 million of off-balance sheet deposits



Five-Year Deposit Growth

($ in billions)



Five-year deposit growth bar chart:

Date	Deposits ($ in billions)
6/30/2021	$10.8
6/30/2022	$13.9
6/30/2023	$17.1
6/30/2024	$19.4
6/30/2025	$20.8
3/31/2026	$22.4

16.6% CAGR



Customer Base and Deposit Volume is Well Distributed Throughout the United States



Axos Deposits Have National Reach With Customers in Every State



Non-Interest Income Growth and Diversification

Year Ended
June 30, 2020

Total Non-Interest Income =
$103.0 million



($ in millions)

- Prepayment Penalty fee income
- Mortgage Banking and Servicing Rights
- Banking and Service Fees
- Broker-Dealer Fees

Three Months Ended
March 31, 2026

Total Non-Interest Income =
$344.0 million[1]



($ in millions)

- Prepayment Penalty Fee Income
- Mortgage Banking and Servicing Rights
- Advisory Fees
- Banking and Service Fees
- Broker-Dealer Fees

Note 1: Represents annualized quarterly March 31, 2026 data



Axos Clearing and Custody Highlights

› Leadership team with more than 100 years combined industry experience.

› Proprietary front- and back-end technologies for advisors and broker-dealers.

› Axos Advisor Services is the 7th largest RIA custodian in the U.S.

› $44 billion in Clearing Services client assets under custody and/or administration.

Three Months Ended March 31, 2026



Custody	$	9,404,237
Clearing Fees & Execution		7,767,648
Cash Sorting		13,092,899
Margin Lending		4,370,937
Securities Lending		2,170,534
Net Interest Income		1,351,337
Net Revenues	$	38,157,592

Three Months Ended June 30, 2020



Custody	$	—
Clearing Fees & Execution		4,817,561
Cash Sorting		811,599
Margin Lending		1,455,625
Securities Lending		1,588,500
Net Interest Income		494,424
Net Revenues	$	9,167,709



Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

› RIAs need to reduce costs and streamline back-office ops
› Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

› Axos to provide bundled securities clearing, custody and banking services
› Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

› Axos to provide succession-based and M&A financing to RIAs and IBDs
› Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

› Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs



Axos Securities Roadmap

Leverage expertise and technologies in clearing and custody to serve a broader client base

Past	Present	Future
2018 - 2022	**2023 - 2025**	**2026+**

People
- Highly skilled in the business segment(s) being served (Uncertainty, frustration)

Processes
- Operational inefficiencies (high cost, inflexible)

Technology
- Closed ecosystem technology and dependent on 3rd party solutions

COR CLEARING

TRUST COMPANY OF AMERICA

People
- Learning new skills within the current business vertical (adaptable, siloed)

Processes
- Leveraging technology for efficiencies / outsourcing low value tasks (enhanced accuracy, better resource utilization)

Technology
- Home-grown bi-furcated technology (duplicative, confusing)

People
- Broad growth in competence and knowledge (Collaborative, Aligned, Client-Centric)

Processes
- Digital transformation that drives automation and scalability (Data- driven, AI, Machine Learning, Agile)

Technology
- Entitlement-based single pane of glass tech & open architecture data solution(s) meet clients where they are at (Innovative, Differentiated, Flexible)



Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing	› Automated fulfillment	› Self-service	› Balance sheet
› Affinity and Distribution Partners	› Inbound call center sales	› Digital journey	› Whole loan sales options
› Data mining/target feeding direct marketing	› Outbound call center sales	› Direct banker (call center)	› Securitization
› Cross-selling	› Minimal outside sales		
	› Significant inside sales		

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology



Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and integrations

UDB 1.0	UDB 2.0	White Label UDB

Products + Features

Banking: Axos deposit products

Borrowing: Axos loan products

Investing: Managed Portfolios, Self Directed Trading

Planning: Account Aggregation, PFM, Credit Monitoring

Segments

Co-branded Wealth Management

Small Business Banking

Enablers

Personalized Offers + Content

SSO to Enrollment Portals

Universal Enrollment: Single, digital point of sale



Operational Productivity Initiatives


Automation/Straight-Through Processing

- Leverage APIs to streamline workflows for clients on front end in new commercial deposit platform (ACE)
- Abstract authentication and entitlements out of core to make it more scalable and customizable


Low-Code Development

- Axos Professional Workstation (APW) development
- Code refresh for AAS' advisor platforms: ALF and Liberty
- New feature and platform development for Axos Invest/SDT


Artificial Intelligence

- QC of various legal documents and contracts
- Streamline various credit and portfolio management functions (i.e. appraisal reviews)
- Automate additional risk and compliance monitoring tasks


Offshoring

- Commercial spreading and manual credit underwriting tasks to ABC/Acuity
- Zenith bookkeeping support and journal entries
- Accounts payable and other accounting functions



Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com